FORM 4

/  /   Check this box if no longer
       subject to Section 16. Form 4
       or Form 5 obligation may
       continue. See instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     General Electric Company

2.   Issuer Name and Ticker or Trading Symbol

     Paine Webber Group Inc.  (PWJ)

3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year

     December 1997

5.   If Amendment, Date of Original (Month/Year)

     n/a

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     (  ) Director                        ( X ) 10% Owner
     (  ) Officer (give title below)      (   ) Other (specify below)





7.   Individual or Joint/Group Filing (Check Applicable Line)

     (X  ) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person

Table I --  Non-Derivative  Securities  Acquired,  Disposed of, or  Beneficially
            Owned



1. Title of Security    2. Trans-   3. Trans-  4. Securities               5. Amount of 6. Ownership     7. Nature of
   (Instr. 3)              action      action     Acquired (A) or             Secur-       Form:            Indirect
                           Date        Code       Disposed of (D)             ities        Direct (D)       Beneficial
                          (Month/      (Instr.    (Instr. 3, 4                Benefici-    or               Ownership
                           Day/        8)         and 5)                      ally         Indirect         (Instr. 4)
                           Year)                                              Owned at     (I)
                                    -----------   -----------------           End of       (Instr. 4)
                                                                              Month
                                                                              (Instr.
                                                                              3 and 4)

                                       Code       Amount    (A)  Price
                                                            or
                                                            (D)

Common Stock            12/4/97          P        8,273,600  A    $12.0867   31,523,600         I          Owned by direct
                                                                                                           and indirect
                                                                                                           wholly owned
                                                                                                           subsidiaries



Reminder:  Report on a separate  line for each class of  securities  benefically owned directly or indirectly.

Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)




1. Title of Derivative           2. Conversion   3. Transaction    4. Transaction      5. Number of        6. Date
   Security                         or Exercise     Date              Code                Derivative          Exercisable
   (Instr. 3)                       Price of        (Month/           (Instr. 8)          Securities          and
                                    Derivative      Day/Year)                             Acquired (A)        Expiration
                                    Security                                              or Disposed         Date
                                                                                          of (D)              (Month/
                                                                                          (Instr. 3, 4,       Day/Year)
                                                                                          and 5)
                                                                   ----------------    ----------------    -----------------------
                                                                       Code             (A)         (D)    Date        Expira-
                                                                                                           Exer-       tion
                                                                                                           cisable     Date

Convertible Preferred Stock      $12.0867        12/4/97                C                        1,000,000 12/16/94    See Note 1


Table II (continued)




7. Title and Amount of        8. Price of Derivative  9. Number of Derivative   10. Ownership Form of         11. Nature of Indirect
   Underlying Securities         Security (Instr. 5)   Securities Beneficially    Derivative Security          Beneficial Ownership
                                                       Owned at End of Month      Direct (D) or Indirect (I)   (Instr. 4)
                                                       (Instr. 4)                 (Instr. 4)

----------------------------
Title              Amount or
                   Number of
                   Shares

Common Stock       8,273,600       See Note 1                      0                       n/a                           n/a



Explanation of Responses:

Note 1: On December 4, 1997, General Electric Capital Corporation ("GECC"), an indirect wholly owned subsidiary of the reporting person, exercised its right to convert the 1,000,000 shares of Paine Webber Convertible Preferred Stock ("Preferred Stock") owned by GECC into shares of Common Stock. The 1,000,000 shares of Preferred Stock were convertible into 8,273,600 shares of Common Stock. The Preferred Stock was acquired by GECC on 12/16/94 pursuant to an Asset Purchase Agreement among the reporting person, Paine Webber Group Inc., and Kidder, Peabody Group, Inc. Pursuant to the terms of the Preferred Stock, convertibility would have expired in connection with notice of redemption by the issuer, which notice was not given.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




/S/ ROBERT E. .HEALING
**Signature of Reporting Person                                  Date  1/12/98
Robert E. Healing on behalf of
General Electric Company